SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM U-1
                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935


                              THE SOUTHERN COMPANY
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)


                              THE SOUTHERN COMPANY


             (Name of top registered holding company parent of each
                             applicant or declarant)

                            Tommy Chisholm, Secretary
                              The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

                   (Names and addresses of agents for service)

          The Commission is requested to mail signed copies of all orders, notices and communications to:

        W. L. Westbrook                         John D. McLanahan, Esq.
   Financial Vice President                      Troutman Sanders LLP
     The Southern Company                     600 Peachtree Street, N.E.
  270 Peachtree Street, N.W.                          Suite 5200
    Atlanta, Georgia  30303                  Atlanta, Georgia  30308-2216

                              INFORMATION REQUIRED

Item 1.  Description of Proposed Transactions
         The Southern Company ("Southern") is a registered holding company under the Public Utility Holding Company Act of 1935, as amended ( the "Act").
         Southern proposes to purchase from Chesapeake Utilities Corporation ("Chesapeake") 218,464 shares of the common stock, par value $1.50 per share (the "Shares"), of Florida Public Utilities Company, a Florida corporation ("FPU"), at a price of $16.50 per Share. The terms of this proposed purchase have been negotiated on an entirely arms length basis between Chesapeake and Southern, which are not affiliated in any fashion. The Shares represent approximately 7.3% of the outstanding common stock of FPU.
         FPU was incorporated on April 29, 1925 under the 1925 Florida Corporation Law and is continuing its corporate existence pursuant to such law and its Certificate of Reincorporation, as amended.1 FPU is regulated by the Florida Public Service Commission (except with respect to propane gas sales, which are not regulated) and provides natural and propane gas service, electric service and water service to consumers in Florida. FPU is comprised of the following four divisions and number of customers as of December 31, 1997: (1) West Palm Beach, located in southeast Florida, serves natural gas to 27,980 customers and propane gas to 5,551 customers; (2) Mid-Florida, consisting of the Sanford and DeLand districts, serves 7,675 natural gas customers and 4,302 propane customers; (3) Marianna, located in the Florida panhandle, provides electricity to 11,819 customers; (4) Fernandina Beach, located in extreme


_________________________
1 The information herein concerning FPU has been obtained from documents filed by FPU with the Commission.

northeast Florida, serves 12,123 electric customers and 6,070 water customers. In Fernandina Beach, two large paper mills accounted for 15.4% of total 1997 electric division operating revenues and 7.6% of FPU's total operating revenues. FPU purchases most of its electrical power supply requirements at wholesale rates from two nearby generating utilities, Gulf Power Company, a wholly-owned electric utility subsidiary of Southern ("Gulf"), and the Jacksonville Electric Authority, a political subdivision of the State of Florida. Less than 1% of FPU's power supply is purchased on an "as available" basis from a self-generating paper mill. During 1996, FPU executed an eleven year power supply agreement with Gulf to supply electric power for the Marianna Division, effective January 1, 1997. The Jacksonville Electric Authority executed a new seven year power supply agreement with FPU which commenced on January 1, 1996. Jacksonville Electric Authority is interconnected with Southern through Georgia Power Company, purchases wholesale power from Southern's public utility subsidiaries and owns an undivided interest in the Robert W. Scherer Coal-Fired Generating Station within the Southern bulk power operating control area.
         As noted above, FPU's system is interconnected to Gulf and FPU purchases wholesale power from Gulf. In addition, Gulf has assisted FPU with a number of activities over the past decades, including filings with the Florida Public Service Commission, conducting energy audits for FPU's industrial customers and assisting FPU with materials procurement. In addition, each provides the other with mutual operational support during weather emergencies.

Item 2.  Fees, Commissions and Expenses
         The fees and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transactions are estimated not to exceed $10,000.

Item 3. Applicable Statutory Provisions
         Southern considers that Sections 9(a) and 10 of the Act and Rules 53 and 54 thereunder are applicable to the proposed transactions.
           Rule 54 Analysis: Rule 54 provides that, in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a),
(b) and (c) are satisfied.
           Southern currently meets all of the conditions of Rule 53(a), except for clause (1). At August 31, 1998, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $2.912 billion, or about 75.38% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended June 30, 1998 ($3.823 billion). With respect to Rule 53(a)(1), however, the Commission has determined that Southern's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See The Southern Company, Holding Company Act Release No. 16501, dated April 1, 1996 (the "Rule 53(c) Order"); and Holding Company Act Release No. 26646, dated January 15, 1997 (order denying request for reconsideration and motion to stay).
           In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of Operating Company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.

           Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Southern has an ownership interest upon the Southern holding company system were considered, there is no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing does not have any effect upon Southern's capitalization or the financial integrity of the Southern system, or an adverse impact on Southern's public-utility subsidiaries, their customers or the ability of State commissions to protect such public-utility customers.
           The Rule 53(c) Order was predicated, in part, upon an assessment of Southern's overall financial condition which took into account, among other factors, Southern's consolidated capitalization ratio and the recent growth trend in Southern's retained earnings. As of December 31, 1995, the most recent fiscal year preceding the Rule 53(c) Order, Southern's consolidated capitalization consisted of 49.3% equity (including mandatorily redeemable preferred securities) and 50.7% debt (including $1.68 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). As of year-end 1997, that ratio was 47.5% equity and 52.5% debt (including $4.593 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). The proposed transaction will have no effect on consolidated capitalization. The common equity component of Southern's pro forma consolidated capitalization represents 36.4% of total capitalization at June 30, 1998. Since the date of the Rule 53(c) Order, there has been no material change in Southern's consolidated capitalization ratio, which remains within acceptable ranges and limits of rating agencies as evident by the continued "A" corporate credit rating of Southern Company. Specifically, in January 1997 Standard & Poor's assigned

Southern Company its corporate credit rating of "A" which was consistent with the implied corporate rating previously held by Southern. This implied rating had been in effect since May 1995. Therefore, since the April 1996 issue of the Rule 53(c) Order, the Southern consolidated credit rating has remained at "A" thereby demonstrating Southern's continued strong financial integrity. In addition, the underlying ratings of the affiliated operating companies, which have a strong influence on the Southern Company corporate rating, are all "A+". As a point of reference, the pro forma percentage of debt in the total capital structure of the Southern domestic operating utility companies is 47.8%, which is at the median total debt ratio of the Standard & Poor's "A" rated vertically integrated utilities.2
           Southern's consolidated retained earnings grew on average approximately 8.6% per year from 1992 through 1996. In 1997, consolidated retained earnings increased $78,148,000, or slightly more than 2%. The reduction in the rate of earnings growth in 1997 was primarily due to a $111 million windfall profits tax assessed against South Western Electricity in the United Kingdom. The total windfall profits tax for South Western Electricity was $148 million; however, the $111 million reflects only Southern's 75% ownership. Despite the imposition of this tax, Southern's interests in EWGs and FUCOs have made a positive contribution to earnings in the two calendar years ending after the Rule 53(c) order.
           Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to Southern's investments in EWGs and FUCOs has not had any adverse impact on Southern's financial integrity.



_________________________
2 Currently, capitalization ratios, including short-term debt, for "A" rated vertically integrated electric utilities have a median total debt to total capital ratio of 45% as noted by Standard & Poor's in May 1997 for companies rated both publicly and confidentially. Prior to issuing this rating standard, the Standard & Poor's total debt to total capital benchmark for an "A" rated vertically integrated investor-owned-utility having an average business position was 47%.

           Reference is made to Exhibit H which reflects capitalization at June 30, 1998 and the Statement of Income for twelve months ended June 30, 1998 for Southern and subsidiaries consolidated.

Item 4.  Regulatory Approval
         No state commission and no federal commission (other than the Securities and Exchange Commission) has jurisdiction over the proposed transactions.

Item 5.  Procedure
         Southern hereby requests that the Commission's order be issued as soon as the rules allow. Southern hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission, consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in this matter, unless such Division opposes the transactions proposed herein, and requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements
         (a)      Exhibits
                  A - None.

                  B - None.

                  C - None.

                  D - None.

                  E - None.

                  F - Opinion of Troutman Sanders LLP. (To be filed by
                      amendment.)

                  G - Form of Notice.

                  H - Capitalization and Income Statement of The Southern
                      Company and Subsidiary Companies after giving effect to certain transactions.
                     (To be filed by amendment.)

         (b)  Financial Statements.
                           Condensed balance sheet of Southern at June 30, 1998.
                  (Designated in Southern's Form 10-Q for the quarter ended June 30, 1998, File no. 1-3526.)

                           Statements of income and cash flows of Southern for
                  the six months ended June 30, 1998. (Designated in Southern's Form 10-Q for the quarter ended June 30, 1998, File no. 1-3526.)

         Since June 30, 1998, there have been no material adverse changes, not in the ordinary course of business, in the financial condition of Southern from that set forth in or contemplated by the foregoing financial statements.

Item 7.  Information as to Environmental Effects
         a) As described in Item 1, the proposed transactions subject to the jurisdiction of the Commission involve no major federal action significantly affecting the quality of the human environment.
         b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                    SIGNATURE
         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 16, 1998                               THE SOUTHERN COMPANY



                                                      By: /s/Tommy Chisholm
                                                             Tommy Chisholm
                                                             Secretary